EXHIBIT 2.1


                                                 January 23, 1995



Mr. Ira L. Morris, President
Waco Oil & Gas Co., Inc.
P.O. Box 397
Glenville, WV  26351

Dear Mr. Morris:

         Ashland Oil, Inc. ("Ashland"), is pleased to present this proposal for the acquisition by Ashland of all of the oil and gas properties owned by Waco Oil and Gas Co., Inc. ("Waco") (except for those properties located in McDowell County, West Virginia) and those oil and gas interests owned both individually and jointly by Mr. & Mrs. Ira L. Morris (the "Properties").
Waco and Mr. & Mrs. Morris are collectively referred to herein as "Sellers."

         Ashland offers to purchase the Properties for a price equal to the number of shares of Ashland Oil, Inc. Common Stock ("Common Stock") determined by dividing the sum of $42 million by the average closing price ("Average Price") per share of Ashland Oil, Inc. Common Stock on the New York Stock Exchange Composite Tape for the three (3) trading days prior to the Closing Date for the transaction, provided, however, that (i) should the closing price per share for the Common Stock on the last trading day prior to the Closing Date be such that the aggregate value of the shares of Common Stock to be delivered as determined by using the Average Price is less than $41 million, then Sellers shall not be obligated to consummate the transaction unless Ashland agrees to deliver such additional shares of Common Stock as are required to make the aggregate value of the shares to be delivered (based on the closing price per share of Common Stock on the last trading day prior to the Closing Date) equal to $41 million, however, further provided that, (ii) if the closing price per share on the last trading day referred in (i) above results in an aggregate value of the shares of Common Stock to be delivered of more than $43 million, then Ashland shall be obligated to deliver only that number of shares of Common Stock as would equal $43 million in value (based on the closing price per share of Common Stock on the last trading day prior to the Closing Date). In addition to the foregoing, should the Average Price per share of Common Stock when calculated be less than $32 per share then in such event Ashland shall only be obligated to deliver to Sellers no more than 1,312,500 shares of Common Stock in which event Sellers shall have the option to either accept the number of shares to be tendered or terminate the transaction.

         Our offer as described above is conditioned upon (i) all parties agreeing to a mutually acceptable definitive purchase and sale agreement (the "Definitive Agreement"), (ii) the execution and delivery of the Definitive Agreement being authorized by the Boards of Directors of both Waco and Ashland

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and Ashland's parent company, Ashland Oil, Inc., and (iii) the Definitive
Agreement being duly executed by and delivered to the parties. Until all of the foregoing have been accomplished no party shall be obligated to buy or sell any interests or properties which are the subject of this proposal.

         The Definitive Agreement will contain such terms, representations, agreements, and conditions as the parties may deem appropriate including, without limitation, the following:

(1) Access to Information. The Definitive Agreement shall provide that prior to closing Sellers shall allow Ashland, its attorneys, accountants, engineers and agents access to the Properties and all title, land, engineering, production, sales, financial, gas contract, regulatory, environmental, and other records relating thereto maintained by Sellers, and Sellers shall use their best efforts to cause the operator of any portion of the Properties to allow similar access to records. In addition, Sellers shall allow Ashland to conduct field inspections of the Properties. Ashland acknowledges that some data and information furnished to it by Sellers may be either non-public, confidential, or proprietary in nature. As a consequence, Ashland agrees not to disclose such information to anyone not a representative of Ashland. For this purpose, the term "representative" shall include Ashland's directors, employees, agents, or advisors (including accountants, consultants, bankers and financial advisors) and shall also include representatives of its parent company, Ashland Oil, Inc.

(2) Properties. The Properties shall include all of the oil and gas properties, together with all associated equipment, and interests owned by Sellers as of the Effective Date (except for Properties located in McDowell County, West Virginia and such other mineral interests as were not disclosed to Ashland for evaluation purposes), with no farm-in or farm-out transactions occurring after the Effective Date.

(3) Title Examination. Prior to closing Ashland will be entitled to perform a review of Sellers' title to the Properties, including formal examina-tion thereof if Ashland elects to do so. As a result of such review, Ashland shall be entitled to adjust the Purchase Price to reflect any adjustments to Sellers' interest as hereinafter provided.

(4) Waivers and Consents. Sellers shall use their best efforts to obtain timely all necessary consents of third parties and waivers of preferential rights, and the failure to obtain any such consent or waiver shall constitute a title defect unless waived by Ashland.

(5) Registration of Ashland Oil, Inc. Common Stock. Sellers acknowledge that the sale of Ashland Oil, Inc. Common Stock to them has not been registered under the Securities Act of 1933, as amended, and therefore, the Common Stock cannot be resold unless registered under such Act or an exemption therefrom is available. However, Ashland Oil, Inc. will, at its sole cost and expense, file with the Securities and Exchange Commission ("SEC") a

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registration statement on Form S-3 with respect to the resale of the Ashland
Oil, Inc. Common Stock issued to the Sellers and shall use its best efforts to cause the registration statement to become effective prior to the closing and to remain effective for a period of 90 days thereafter, subject to the usual and customary exceptions. In addition, Ashland Oil, Inc. shall make necessary associated Blue Sky filings, with any filings after the initial filings to be at Waco's sole cost and expense. This will provide an opportunity for the Sellers to sell their Ashland Oil, Inc. Common Stock should they choose to do so. As an alternative to the above, Ashland will consider whether the registration of the Common Stock sold to the Sellers and the resale of such Common Stock by the Sellers can be reasonably and practicably registered on a Form S-4 registration statement and, if Ashland so determines, Ashland will, at its sole cost and expense, file such a registration statement with the SEC and will use its best efforts to cause such registration statement to become effective prior to the closing.

The closing shall not occur until the SEC has declared the registration statement effective. Failure to have an effective registration statement on the proposed Closing Date shall allow Sellers the right to terminate the transaction. At Sellers' request, Ashland will use its best efforts to extend the effective period of the Form S-3 registration statement for an additional fifteen (15) days provided, however, that Sellers will reimburse Ashland for all costs associated with such extension.

(6) Closing Date. Subject to having an effective registration statement, the sale will have an Effective Date of 12:01 a.m. EST on March 1, 1995 and a Closing Date of March 1, 1995.

(7) Adjustments to Purchase Price. The Definitive Agreement will provide that the Purchase Price will be adjusted at closing for (i) title defects as defined in the Definitive Agreement, (ii) the value of Properties rejected as a result of Ashland's inspection which rejection shall be based upon criteria set forth in the Definitive Agreement; and (iii) breaches of Sellers' representations and warranties discovered by Ashland prior to closing. If for any reason Properties having a value in the aggregate equal to or greater than 25% of the Purchase Price can be excluded from the sale by Ashland pursuant to its options under the Definitive Agreement, Ashland shall have the further option to withdraw its offer and terminate the transaction.

(8)      Employees and Consultants.   Ashland shall have no obligation to
retain Any current or former employees or consultants employed by Sellers.

     (9) Indemnification - Pre-Closing Date Liabilities. Sellers shall indemnify and hold harmless Ashland against all claims and liabilities arising out of events occurring before the Closing Date. Ashland shall indemnify and hold harmless Sellers against all claims and liabilities arising out of events occurring after the Closing Date.

    (10)  This transaction is intended to be a taxable acquisition of assets.


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Ashland retains the option to terminate the transaction if Ashland determines that there is a risk of the IRS asserting that the transaction was tax-free.

     (11) Upon acceptance of this offer by Sellers and securing necessary Board of Directors' approval, Ashland and Sellers shall promptly prepare a mutually acceptable press release and announcement relating to the subject matter of this transaction. Neither party shall issue such a press release or announcement without the prior written approval of the other; provided, however, that any party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing party will advise the other party prior to making the disclosure).

(12) Upon acceptance of this offer by Sellers, Ashland and Sellers shall promptly meet to begin negotiating the Definitive Agreement and will use their best efforts to execute the Definitive Agreement within fifteen (15) days of such acceptance. Pending the preparation and execution of the Definitive Agreement, Sellers, and their representatives and affiliates, will not solicit from, or negotiate with, any other company or person with respect to the sale or other disposition of the Properties.

(13) This letter expresses solely the intentions of the parties hereto and does not constitute a binding agreement on, or create any legal obligation whatsoever on the part of Sellers or Ashland. Any party may terminate negotiations at any time without incurring any liability to any other party.

         If this offer is acceptable, please so signify by signing in the space below and returning at least one executed copy of this letter to Ashland at the address specified. This offer will expire at 3:00 p.m. E.S.T. on January 23, 1995.

                                                     Very truly yours,

                                                     /s/ G. T. Wilkinson

                                                     G. Thomas Wilkinson
                                                     Senior Vice President

AGREED TO AND ACCEPTED this
23rd day of January, 1995.

WACO OIL & GAS CO., INC.


By  /s/ Ira L. Morris  President


    /s/ Ira L. Morris
Ira L. Morris, Individually


     /s/ Betty Sue Morris
Betty Sue Morris, Individually